Exhibit 99.9

Joint industry human rights supply chain engagement

New York City, USA, September 24, 2018 - BP, Equinor, Shell and Total CEOs announce that they have agreed to join forces to create a collaborative approach to human rights supplier assessments in the energy industry.

Participating companies recognise the importance of working with suppliers that respect human rights, in line with the UN Guiding Principles on Business and Human Rights, including the fundamental conventions of the International Labour Organization (ILO), and that care for their people.

The objective of this initiative is to create an industry framework for human rights supplier assessments. Results of conducted assessments will be shared with the participating companies through an independent third party. Work is currently ongoing to establish the assessment criteria and sharing mechanism.

The desired outcome is to make it easier and more efficient for suppliers to demonstrate how they respect human rights and care for their people. The sharing mechanism across the participating parties aims to support the improvement of working conditions in our companies’ supply chains.

As members of the UN Global Compact, BP, Equinor, Shell and Total, believe this initiative supports the objectives of Sustainable Development Goal 8, which is to “promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all”.

The initiative does not include collaboration on selection of suppliers, which continues to remain the independent decision of each participant.

The four initiators of this collaboration - BP, Equinor, Shell and Total - invite other companies in the industry to join.

 Press contacts:

•         BP: +44 (0)20 7496 4076, bppress@bp.com

•         Equinor: Erik Haaland, +47 95421770, erhaa@equinor.com

•         Shell: +31 70 3778250, media-nl@shell.com

•         Total : +33 1 47 44 46 99, @TotalPress, presse@total.com

About BP:

BP is a global energy business, with operations in more than 70 countries. We explore for and produce oil and gas, manufacture and market fuels, lubricants and petrochemicals, and have interests in a range of lower carbon activities. BP employs over 74,000 people around the world, has more than 18,000 retail sites worldwide and in 2017 produced an average of 3.6 million barrels of oil equivalent oil and gas a day.

About Equinor:

Equinor is an international energy company present in more than 30 countries worldwide, including several of the world’s most important oil and gas provinces. Founded in 1972 under the name Den Norske Stats Oljeselskap AS—Statoil (the Norwegian State Oil company), we changed our name to Equinor in 2018. Our headquarters are in Stavanger, Norway, and we have over 20,000 employees.

About Royal Dutch Shell plc:

Royal Dutch Shell Plc is a global group of energy and petrochemical companies with an average of 86,000 employees in more than 70 countries. We use advanced technologies and take an innovative approach to help build a sustainable energy future. For further information, visit www.shell.com

About Total:

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.